SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of

the Securities Exchange Act of 1934

For the period of July 22 to July 22, 2002

Crystallex International Corporation
(Translation of registrant's name into English)

Suite 902, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____   No X

Crystallex International Corporation

Suite 902, 700 West Pender Street
Vancouver, British Columbia, V6C 1G8, Canada
Tel: (604) 683-0672 / Fax: (604) 688-3128

July 22, 2002

Trading Symbol on TSX and Amex – KRY
RM: 9 - 02

CRYSTALLEX JOINT VENTURES WITH URUGUAY MINERAL EXPLORATION INC
Drilling project has potential to extend production for San Gregorio Operation

VANCOUVER, BC -- July 22, 2002 -- CRYSTALLEX INTERNATIONAL CORPORATION (symbol KRY on TSX and Amex) today announced a joint venture with Uruguay Mineral Exploration Inc. (symbol UME on the TSX Venture Exchange), which will provide Crystallex with access, through its wholly owned subsidiary Minera San Gregorio S.A., to UME's Sobre Saliente mineral property in the vicinity of the Company's San Gregorio operation in Uruguay.

Under the arrangement, Crystallex has committed to do an initial drill program on the UME property to determine the quantity and quality of the resource. Once this has been established, and following additional drilling, Crystallex will have the option to commence a mining operation and the ore will be processed at the San Gregorio mill. Crystallex will recover from cash flow its operating costs and receive a 5% fee on charges incurred "in-house" including milling and processing charges incurred at the San Gregorio mill. If less than 200,000 ounces of profitable gold are confirmed, Crystallex will receive 70 percent of any net cash flow from the operation. If more than 200,000 ounces of gold are confirmed, the cash flow distribution will be split evenly between Crystallex and UME.

Crystallex President and Chief Executive Officer, Marc J. Oppenheimer said that both companies could benefit from this arrangement. "We are very familiar with the area and recognize the potential of the UME property. With our drilling resources and experienced staff nearby, we can commence the program without much delay. If the results are favorable, UME will not have to construct a mill and we will have another source of material for our San Gregorio mill. Both companies could enjoy enhanced cash flows from that operation," Mr. Oppenheimer said.

Chris Clark, President and Chief Executive of Uruguay Mineral Exploration said, "we are pleased that we have reached agreement with Crystallex on how to best use these resources. Depending on the outcome of the drilling program, UME will be obtaining the benefits of going into production by using Crystallex's existing plant."

UME controls a number of nearby properties, which extend over an area of 30,000 hectares, are within moderate trucking distance to the San Gregorio mill operation. Preliminary exploration by UME over the past four years has indicated potential for gold and base metals.

About Crystallex
Crystallex International Corporation is an emerging intermediate gold mining company. The Company owns or controls a number of strategic properties in South America. Crystallex's strategy for growth is to develop its portfolio of properties in South America as well as to diversify geographically by investing in producing or near-production projects and by exploring properties of merit in other areas of the world.

About Uruguay Mineral Exploration Inc.

Uruguay Mineral Exploration Inc. has been exploring in Uruguay for a number of years and has developed an extensive portfolio of mineral exploration projects, many of which are at an advanced stage. The Corporation has identified a resource of approximately 200,000 oz at Sobre Saliente which is one of a number of promising gold targets in the Minas de Corales area. Following the successful negotiation of this arrangement with Crystallex, exploration of other promising gold targets in the vicinity of the San Gregorio Mill will be advanced.

On Behalf of the Crystallex Board:

Marc J. Oppenheimer, President & CEO

For Further Information:
Crystallex contact: A Richard Marshall, VP at (201) 541-6650 or Andrea Boltz at (604) 683-0672
To receive previous Company releases: (800) 758-5804 ext.114620
Visit us on the Internet: http://www.crystallex.com

UME contact Tony Shearer (Chairman) on +44 207 460 8935, or Chris Clark, President, at +5982 601 6354 (phone) or +5982 600 6232 (fax).

Note:
This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

Date July 23, 2002

By ______________________
(Signature)*
K.Y. Sze Tho, Chief Financial Officer

*Print the name and title of the signing officer under his signature.